Exhibit 21

Subsidiaries of AgFeed Industries, Inc.

Wholly Owned Subsidiaries of AgFeed:

Nanchang Best Animal Husbandry Co., Ltd., incorporated under the laws of the PRC

Shanghai Best Animal Husbandry Co., Ltd., incorporated under the laws of the PRC

Guangxi Huijie Sci. & Tech. Feed Co., Ltd., incorporated under the laws of the PRC

Majority-Owned Subsidiaries of Nanchang Best:

Lushan Breeder Pig Farm Co., Ltd., incorporated under the laws of the PRC

Wannian Xiandai Animal Husbandry Limited Liability Co., incorporated under the laws of the PRC

Jiangxi Huyun Livestock Co., Ltd., incorporated under the laws of the PRC

Ganzhou Green Animal Husbandry Develop. Co., Ltd., incorporated under the laws of the PRC

Gang Feng Animal Husbandry Co., Ltd., incorporated under the laws of the PRC

Yichun Tianpeng Domestic Livestock Farm, Ltd., incorporated under the laws of the PRC